PROMISSORY NOTE

February 29, 2020 Maker: Iota Networks, LLC
$743,445.16

THIS NOTE is made as of the date stated above by Iota Networks, LLC ("Maker") to the order of J. Barclay Knapp ("Payee").

1. **Principal and Interest.** FOR VALUE RECEIVED, Maker promises to pay to the order of Payee the sum of Seven Hundred Forty-Three Thousand Four Hundred Forty-Five and 16/100 Dollars ($743,445.16), plus any sums advanced from time to time hereafter, together with interest thereon at the published Annual, Long-term, Applicable Federal Rate for March 2020 (1.93% per Rev. Rul. 2020-6 Table 1), compounding annually.

2. **Payment.** This Note is payable upon the presentation and demand by Payee. All payments of less than the full amount, including accrued interest, shall be applied to reduce accrued interest first, then principal.

3. **Attorneys' Fees.** Maker agrees to pay all costs and expenses, including all reasonable attorneys' fees, for the collection of this Note upon default.

4. **Location of Payment.** All payments shall be made at the offices of Iota Networks, LLC, 600 Hamilton Street, Allentown, PA 18101, or at such other place as Payee may from time to time designate in writing.

5. **Waiver.** Maker waives diligence, presentment, notice of non-payment, notice of default, and protest, as well as all suretyship defenses, and agrees to all extensions, renewals, or releases, discharge or exchange of any other party or collateral without notice. No right or remedy of Payee hereunder or under any other agreement may be waived, except by a written agreement signed by Payee.

6. **Jurisdiction and Venue.** The construction, validity and effect of this Note shall be governed and construed pursuant to the laws of the State of Pennsylvania. The parties agree that any litigation or arbitration arising from the interpretation or enforcement of this Note shall be only in either Lehigh County Court of Common Pleas or in the United States Federal District Court for the Eastern District of Pennsylvania, and for this purpose each party to this Note (and each person who shall become a party) hereby expressly and irrevocably consents to the jurisdiction and venue of such courts.

7. **Severability.** If any provision of this Note or any application of such provision shall be declared by a court of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other application of such provision nor the balance of the

provisions hereof which shall, to the fullest extent possible, remain in full force and effect, and such court shall reform such unenforceable provision so as to give maximum permissible effect to the intentions of the parties as expressed therein.

8. **Miscellaneous.** The provisions of this Note shall be binding upon Maker and Maker's personal representatives, successors and assigns, and shall inure to the benefit of Payee and Payee's successors and assigns. This Note is assignable only with the written consent of the other party. This Note shall be construed according to its fair meaning and neither for nor against the drafting party. Time is of the essence of this Note and each and every term and provision hereof. This Note supersedes and replaces any earlier dated agreement relating to payment of money from Maker to Payee.

Executed on the date hereinabove written.

Maker:	Approval by Payee:
By: ______________________	______________________
Terrence M. DeFranco, President and CEO	J. Barclay Knapp